14045880

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 25 2014
Washington DC
404

SEC FILE NUMBER
8-67802

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GSP Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6 East 43rd Street
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brent W. Johnston 212-850-4997
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

00 3/18/14

OATH OR AFFIRMATION

I, Brent W. Johnston, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GSP Securities LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SARA G ALAIMO
Notary Public - State of New York
NO. 01AL6048299
Qualified in Queens County
My Commission Expires 9-25-14

Notary Public

Signature

President and Chief Compliance Officer

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GSP Securities LLC
(A majority owned subsidiary of Emigrant Bancorp, Inc.)
Index
December 31, 2013

Page(s)

pwc

Independent Auditor's Report

To the Member of GSP Securities LLC:

We have audited the accompanying statement of financial condition of GSP Securities LLC (the "Company") as of December 31, 2013.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of GSP Securities LLC at December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 20, 2014

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

GSP Securities LLC
(A majority owned subsidiary of Emigrant Bancorp, Inc.)
Statement of Financial Condition
December 31, 2013

Assets		
Cash and cash equivalents		
On deposit with affiliate	$	4,069,805
On deposit with non-affiliate		734,625
Total assets	$	4,804,430
Liabilities and Member's Equity		
Liabilities		
Accrued expenses payable	$	69,018
Total liabilities		69,018
Member's Equity		
Member's equity		4,735,412
Total member's equity		4,735,412
Total liabilities and member's equity	$	4,804,430

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Operations

GSP Securities LLC, a Delaware limited liability company (the Company) was established on April 27, 2007. The Company is wholly owned by Galatioto Sports Partners LLC (GSP), which in turn is majority owned by Emigrant Bancorp, Inc. (the Parent). Effective August 15, 2008, the Company became a registered broker and dealer in securities under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority (FINRA) and commenced operations on that date. The Company is subject to the regulation, examination and supervision of FINRA.

The Company's business is focused in the professional sports industry and primarily involves the earning of fees relating to merger and acquisition, advisory work, referral services and serving as an agent for the private placement of debt and equity activities. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and accordingly is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

2. Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Company in preparing the accompanying financial statements which conform to U.S. generally accepted accounting principles (U.S. GAAP).

Basis of Accounting and Use of Estimates
The Company uses the accrual basis of accounting for financial statement purposes.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company defines cash equivalents as short term, highly liquid investments with original maturities of ninety days or less from the date of acquisition. The cash on deposit with non-affiliate is held at one nationally recognized banking institution and the amount exceeds the FDIC insurance limits.

Income Taxes
The Company does not provide for income taxes in the accompanying financial statements. Under current federal, state and local tax laws, a limited liability company with only one member is disregarded as an entity separate from its owner, unless an election has been made to classify the entity as an association taxable as a corporation. As the Company has not made such an election, the Company is disregarded as an entity separate from its owner and is not subject to federal, state, or local income taxes.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 15 to 1. In addition, the Company must maintain 120% of its net capital in accordance with Securities and Exchange Rule 17a-11.

At December 31, 2013, the Company had net capital of $715,307, which was $710,307 in excess of required net capital of $5,000, and the Company's net capital ratio was 9.65%.

The Company operates pursuant to the (k)(2)(i) exemptive provisions of the Securities and Exchange Commission's Computation of Reserve Requirements Rule 15c3-3, as defined.

4. Financial Instruments Fair Value Information

All of the Company's assets and liabilities are carried at fair value or at amounts that approximate fair value based on their short term nature.

5. Related Party Transactions

The Company has entered into various transactions with wholly owned subsidiaries of the Parent. The significant transactions are summarized as follows:

Cash and Cash Equivalents
The Company maintained $4,069,805 on deposit with Emigrant Bank, an affiliate of the Parent, in a noninterest bearing checking account at December 31, 2013.

6. Subsequent Events

Pursuant to Article IV of the Company's Operating Agreement, the Company distributed to GSP approximately $3.954 million out of its 2013 net cash flows, effective February 6, 2014.

Subsequent events have been evaluated through February 20, 2014, which is the date the financial statements were available to be issued.

pwc

Report of Independent Accountants

To the Member of GSP Securities LLC:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of GSP Securities LLC for the year ended December 31, 2013, which were agreed to by GSP Securities LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating GSP Securities LLC's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2013. Management is responsible for GSP Securities LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows:

   a) Obtained the check payment from Jimmy Singh, GSP Finance Staff Accountant. Payment in the amount of $11,375 compared to check number 70220311-7-8 dated July 19, 2013, and observed no difference between payment made and the total assessment due.

2. Compared the Total Revenue amount reported on Page 4 of the audited Form X-17A-5 for the year ended December 31, 2013 to the Total revenue amount of $4,550,000 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2013. There were no differences observed.

3. Observed no adjustments reported on page 2, items 2b and 2c of Form SIPC-7.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a) Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $4,550,000 and $11,375, respectively of the Form SIPC-7, and observed no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

pwc

This report is intended solely for the information and use of management and the Member of GSP Securities LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 20, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067802 FINRA DEC
GSP SECURITIES LLC 6*6
ATTN JAMES KEGLEY
5 E 42ND ST 5TH FL
NEW YORK NY 10017-6904
212-850-4264

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to *form@sipc.org* and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 11,375 —

B. Less payment made with SIPC-6 filed (**exclude interest**) (11,375 —)

7/19/13
Date Paid

C. Less prior overpayment applied (/)

D. Assessment balance due or (overpayment) –0–

E. Interest computed on late payment (see instruction E) for______days at 20% per annum /

F. Total assessment balance and interest due (or overpayment carried forward) $ –0–

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ –0–

H. Overpayment carried forward $(–0–)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GSP SECURITIES, LLC
(Name of Corporation, Partnership or other organization)

JAMES KEGLEY [signature]
(Authorized Signature)

FINOP
(Title)

Dated the 29TH day of JANUARY, 2014.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,550,000
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	—
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	—
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): — (Deductions in excess of $100,000 require documentation)	—
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	—
Total deductions	-0-
2d. SIPC Net Operating Revenues	$ 4,550,000
2e. General Assessment @ .0025	$ 11,375

(to page 1, line 2.A.)